

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2020

Chad N. Boudreaux
Executive Vice President and Chief Legal Officer
Huntington Ingalls Industries, Inc.
4101 Washington Avenue
Newport News, VA 23607

Re: Huntington Ingalls Industries, Inc.
   Registration Statement on Form S-4
   Filed November 10, 2020
   File No. 333-250004

Dear Mr. Boudreaux:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Erika L. Robinson, Esq.